NEWS RELEASE

BROOKFIELD REPORTS
RECORD FUNDS FROM OPERATIONS,
STOCK SPLIT AND
70% COMMON SHARE DIVIDEND INCREASE

NEW YORK, February 10, 2005 – Brookfield Properties Corporation (BPO: NYSE, TSX) today announced funds from operations of $501 million or $2.93 per share for the year ended December 31, 2004 compared to $460 million or $2.78 per share for 2003.

“Our strategy of investing in premier properties in high-growth markets and leasing on a long-term basis to high-quality tenants continues to drive consistent, growing cash flow,” said Ric Clark, President and CEO of Brookfield. “Our strong balance sheet and pro-active approach to asset management position us well to continue delivering solid financial results in a recovering office market.”

Funds from operations excluding accounting policy changes and lease termination income and gains for the year ended December 31, 2004 increased 12% to $420 million or $2.41 per share compared to $361 million or $2.15 per share for 2003.

Net income excluding accounting policy changes and lease termination income and gains was $1.20 per share for the year ended December 31, 2004, up from $1.19 per share in 2003.

	Excluding Accounting Policy		Including Accounting Policy
	Changes* and Lease		Changes* and Lease
For the year ended December 31	Termination Income and Gains		Termination Income and Gains
(Millions, except per share amounts)	2004	2003	2004	2003
Funds from operations	$420	$361	$501	$460
- per share	$2.41	$2.15	$2.93	$2.78
Net income	$227	$209	$242	$279
- per share	$1.20	$1.19	$1.28	$1.63

* Refer to “Change in Accounting Policy” in the last section of this press release for explanation

The 2004 results included $60 million of lease termination income in conjunction with the commencement of a new lease and the termination of a previously-existing lease at One World Financial Center, while the 2003 results included a $100 million gain on the sale of a 49% interest in 245 Park Avenue in New York.

For the three months ended December 31, 2004, Brookfield’s funds from operations excluding accounting policy changes and lease termination income and gains totaled $105 million or $0.59 per share compared to $94 million or $0.56 per share during the same period in 2003. Net income excluding accounting policy changes and lease termination income and gains for the three months ended December 31, 2004 totaled $61 million, or $0.32 per share, compared to $56 million or $0.31 per share during the same period in 2003.

	Excluding Accounting Policy		Including Accounting Policy
	Changes* and Lease		Changes* and Lease
For the Three Months Ended December 31	Termination Income and Gains		Termination Income and Gains
(Millions, except per share amounts)	2004	2003	2004	2003
Funds from operations	$105	$94	$111	$193
- per share	$0.59	$0.56	$0.63	$1.19
Net income	$61	$56	$56	$126
- per share	$0.32	$0.31	$0.28	$0.75

* Refer to “Change in Accounting Policy” in the last section of this press release for explanation

STOCK SPLIT

On February 9, 2005, the Board of Directors approved a three-for-two stock split. The stock split will be in the form of a stock dividend. Shareholders will receive one Brookfield common share for each two common shares held. Fractional shares will be paid in cash at the prevailing market price. The stock dividend will be payable on March 31, 2005 to shareholders of record at the close of business on March 15, 2005.

Brookfield is undertaking the stock split to ensure its shares remain accessible to individual shareholders, and to further enhance the liquidity of the company’s shares. The dividend will have no unfavorable tax consequences in the United States or in Canada, and will not dilute shareholders’ equity.

70% DIVIDEND INCREASE

On February 9, 2005, the Board of Directors declared the regular March 31, 2005 dividend of $0.16 per share. The Board of Directors also announced a 70% increase to the company’s June 30, 2005 common share dividend. Based upon this increase, on a post-split basis, the June 30, 2005 dividend will be $0.18 per share.

“The 70% dividend increase is a reflection of our faith in the strength of Brookfield’s underlying business as leasing markets recover across North America,” commented Clark. “Increasing the dividend should widen the appeal of Brookfield shares to include investors looking for greater yield as we increase the payout ratio to be more in line with our REIT industry peer group.”

MAJOR 2004 INITIATIVES

During 2004, Brookfield undertook a number of initiatives to expand its portfolio, strengthen its balance sheet and generate additional liquidity to position the company for continued growth.

•	Assembled 1.6 million square feet of high-quality Washington, D.C. properties, successfully redeploying the proceeds from the sale of other property interests. The three properties include Potomac Tower, which was acquired in September 2004 for $106 million. This 19-story office tower, located on the Potomac River in Rosslyn, Virginia, offers unobstructed views of the Washington, D.C. skyline and is 100% leased. The second property, 701 9th St., N.W., was purchased in March of 2004 for $167 million. This 10-story office building was completed in 2001 and is fully occupied by the Potomac Electric Power Company under a 25-year master lease. The third property, 1625 Eye St., N.W., was purchased in December 2003 with 50% vacancy and has been successfully leased to 83% occupancy as of December 31, 2004.

•	Acquired a $27 million, seven-year, 11.2% fixed rate mezzanine debt investment on the Bank of America Center, San Francisco’s premier office property. The investment comprises the junior-most tier of a $750 million financing for the 1.78 million square foot tower, giving the company a toehold in this attractive market.

•	Financed three properties. Republic Plaza, Denver, was refinanced at a 400 basis point reduction from the prior fixed-rate mortgage. The company also financed two of its Washington properties, as 1625 Eye Street, N.W. was financed with a $130 million, ten-year, 6.0% fixed-rate mortgage and Potomac Tower was financed with a $75 million, seven-year, 4.7% fixed-rate mortgage.

•	Sold the company’s 20% interest in Gulf Canada Square in Calgary, marking the completion of the company’s strategy to invest, reposition and monetize unsurfaced value from the asset. This was accomplished in a 14-month time frame.

•	Sold non-core retail asset Chicago Place on North Michigan Avenue, Chicago for $39 million.

•	Repurchased 1.4 million common shares of the company at an average price of $30.54 per share, bringing the total number of shares repurchased since the inception of the company’s normal course issuer bid in 1999 to 12.2 million at an average price of $19.69 per share.

•	Issued C$350 million of preferred shares through two offerings with dividend rates averaging 5.1%, further strengthening the balance sheet and reducing the company’s cost of capital.

OPERATING HIGHLIGHTS

During 2004, Brookfield benefited from an increase in leasing demand and a decrease in vacancy rates in most of its markets. This resulted in increased cashflows, and a reduction in near-term roll-over exposure. The company’s portfolio-wide occupancy rate was 95.2%, a 110 basis point improvement from 2003. In Brookfield’s core markets of New York, Boston, Washington, D.C., Toronto and Calgary, the occupancy rate was 97.3%. Looking ahead, rollover exposure for 2005 across the portfolio was 4.5% at December 31, 2004, a 270 basis point decrease from 7.2% in 2003.

Operating highlights for the year included:

•	Growth of $86 million in commercial property operating income for the year to $683 million from $597 million in 2003. This continued strong performance was driven by the company’s low vacancy and the addition to the current property portfolio of 300 Madison Avenue in New York, and three office properties in Washington, D.C.

•	Leasing of 3.6 million square feet during 2004, four times the amount contractually expiring. This includes two million square feet of new leases and 1.6 million square feet of renewals. In 2004, Brookfield signed the largest lease in Canada, a 331,000 square foot lease renewal with CIBC at Atrium on Bay in Toronto, and participated in two of the six largest new office leases in the United States, consisting of an 800,000 square foot sublease to PricewaterhouseCoopers at 300 Madison Avenue and a 460,000 square foot new lease to Cadwalader, Wickersham & Taft at One World Financial Center in New York.

•	Operating income of $42 million from residential land development operations, an increase of $11 million over 2003, as our operations continue to produce record cash flow fueled by low interest rates, strong overall housing demand and buoyant Western Canadian economies due to high oil prices.

OUTLOOK

“As we look to 2005, we are optimistic that the economy will continue to strengthen and businesses will continue to expand, resulting in increased demand for office space. Backed by a strong balance sheet, significant financial flexibility, premier quality assets and a long-term, low-risk lease profile, we are well-positioned to grow internally as well as through selective development and acquisition opportunities,” concluded Clark.

* * *

IN MEMORIAM

Brookfield Properties Corporation pays tribute to John R. “Bud” McCaig, a Brookfield director since 1995 who passed away last month after a remarkable life as an entrepreneur, business leader and philanthropist. One of our great mentors, Bud was an inspiration to all of us, and will be deeply missed.

* * *

Change in Accounting Policy

Historically, Brookfield’s accounting policy has been to record revenues in accordance with the actual payments received under the terms of the company’s leases, which typically increase over time, and to record depreciation on a sinking-fund basis. However, commencing January 1, 2004, accounting standards required both straight-line rent recognition and straight-line depreciation. This change resulted in additional revenue of $22 million and additional depreciation of $58 million before the effect of taxes for the year ended December 31, 2004 ($6 million of additional revenue and $15 million of additional depreciation for the three months ended December 31, 2004). A schedule reconciling funds from operations to a non straight-line rent basis can be found in the supplemental information package to allow for comparability with prior periods.

Dividend Declaration

The Board of Directors of Brookfield declared the quarterly common share dividend of $0.16 per share payable on March 31, 2005 to shareholders of record at the close of business on March 1, 2005. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. The quarterly dividends payable for the Class AAA, Series F, G, H, I, J and K preferred shares were also declared payable on March 31, 2005 to shareholders of record at the close of business on March 15, 2005.

Conference Call

Brookfield’s year-end investor conference call can be accessed by teleconference on February 10, 2005 at 10:00 a.m. E.T. at 877-461-2816 or at 416-695-9757. The call will be archived through March 10, 2005 and can be accessed by dialing toll free 888-509-0081 or 416-695-5275. The conference call can also be accessed by Webcast on the Brookfield Web site at www.brookfieldproperties.com.

Supplemental Information

Investors, analysts and other interested parties can access Brookfield’s Supplemental Information Package on Brookfield’s Web site under the Investor Information/Financial Reports section. This additional financial information should be read in conjunction with this press release.

Brookfield Profile

Brookfield Properties Corporation owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 46 commercial properties and development sites totaling 46 million square feet, including landmark properties such as the World Financial Center in New York and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO.

Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone (212) 417-7215, or via email at: mcoley@brookfieldproperties.com.

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Note: This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada and the United States. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED STATEMENT OF INCOME

	Three months ended		Year ended
	December 31		December 31
(US Millions, except per share amounts)	2004	2003	2004	2003
Total revenue and gains	$390	$447	$1,442	$1,363

Net operating income
Commercial property operations
Operating income from properties	$170	$144	$683	$597
Lease termination income and gains	—	100	60	100

Total commercial property operations	170	244	743	697

Development and residential operations	13	10	42	31
Interest and other	11	17	47	62

	194	271	832	790

Expenses
Interest	69	62	270	265
Administrative and development	10	11	41	44
Minority interests of others in properties	4	5	20	21

Income before non-cash items	111	193	501	460

Depreciation and amortization	38	21	143	79
Taxes and other non-cash items	17	46	116	102

Net income	$56	$126	$242	$279

Funds from operations per share – diluted
Prior to lease termination income and gains	$0.63	$0.56	$2.55	$2.15
Lease termination income and gains	—	0.63	0.38	0.63

	$0.63	$1.19	$2.93	$2.78

Net income per share – diluted
Prior to lease termination income and gains	$0.28	$0.31	$1.06	$1.19
Lease termination income and gains	—	0.44	0.22	0.44

	$0.28	$0.75	$1.28	$1.63

CONSOLIDATED BALANCE SHEET

(US Millions)	December 31, 2004	December 31, 2003
Assets
Commercial properties	$6,693	$6,297
Development properties	716	684
Receivables and other	685	717
Marketable securities	285	267
Cash and cash equivalents	112	132

	$8,491	$8,097

Liabilities
Commercial property debt	$4,550	$4,537
Accounts payable and other liabilities	591	545
Future income tax liability	96	18

Shareholders’ interests
Minority interests of others in properties	53	81
Preferred shares
Subsidiaries	320	415
Corporate	854	586
Common shares	2,027	1,915

	$8,491	$8,097